FORM 6-K

Securities and Exchange Commission
Washington, D.C. 20549

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 under
the Securities Exchange Act of 1934

For the month of	June	2015
BlackBerry Limited
(Translation of registrant’s name into English)
2200 University Avenue, Waterloo, Ontario, Canada N2L 3W8
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40F.

Form 20-F	Form 40-F	X

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

DOCUMENT INDEX

Document		Page No.

1.	BlackBerry IoT Platform to Deliver New Automotive Experiences through Secure Over-the-Air Updates	2.

Document 1

NEWS RELEASE

June 3, 2015
FOR IMMEDIATE RELEASE

BlackBerry IoT Platform to Deliver New Automotive Experiences through Secure Over-the-Air Updates
Solution leverages BlackBerry’s secure global network to help automakers reduce costs and improve customer satisfaction.
Waterloo, ON - Today, at TU-Automotive Detroit 2015, BlackBerry Limited (NASDAQ: BBRY; TSX: BB) is demonstrating its next-generation over-the-air (OTA) update solution, which will help automakers cut maintenance costs, reduce expensive recalls, improve customer satisfaction, and keep vehicles up to date with compelling new features long after they have rolled off the assembly line. The OTA update solution is part of the BlackBerry® IoT Platform and is designed to deliver secure, globally scalable update services for maintaining and enhancing the software in infotainment systems, telematics units, and other end-points in the vehicle.
Today’s vehicles contain tens of millions of lines of software code, running on dozens of processors. Often, code must be updated to improve functionality, to fix issues, or to deliver new applications to infotainment systems. However, the conventional, reactive approach of physically updating vehicle software is costly, inconvenient, and time-consuming. The BlackBerry OTA solution can address these problems by leveraging an architecture based on a decade of software update expertise. BlackBerry has applied its proven experience in updating more than 100 million globally distributed devices to the unique hardware, operating system, and application needs of the automotive sector.
The new OTA update solution is hosted within BlackBerry’s secure network and can scale to millions of vehicles, enabling automakers to cost effectively manage their worldwide fleets. It can also address the unique demands of each automaker, providing an OS-agnostic solution that can adapt to different vehicle electronic designs. As a result, automakers can address issues or add new features to enhance the customer experience, faster and at less cost.
“Offering over-the-air updates to automakers is a core capability of our IoT platform, and BlackBerry is doing it with the gold-standard security that the auto industry demands,” said Steve West, Senior Director of Business Development for IoT, BlackBerry Technology Solutions. “Our infrastructure provides automakers with a hosted, global solution, built from years of technology and deployment know-how, that can lower costs and help them get to market faster. BlackBerry offers a unique combination of security, reliability, and scalability, and we have proven results, delivering tens of millions updates per year in over 100 countries.”

Demo at TU-Automotive Detroit
BlackBerry is demonstrating the OTA solution this week at TU-Automotive Detroit 2015, in the QNX Software Systems booth, C92. A customizable dashboard shows how an automaker can track software update data remotely, viewing progress by update package, individual vehicle, or any segment of the fleet, and diagnosing the type and frequency of update failures that have occurred.

For more information on the BlackBerry IoT Platform, visit blackberry.com/internet-of-things.

About BlackBerry
A global leader in mobile communications, BlackBerry® revolutionized the mobile industry when it was introduced in 1999. Today, BlackBerry aims to inspire the success of millions of customers around the world by continuously pushing the boundaries of mobile experiences. Founded in 1984 and based in Waterloo, Ontario, BlackBerry operates offices in North America, Europe, Middle East and Africa, Asia Pacific and Latin America. The Company trades under the ticker symbols “BB” on the Toronto Stock Exchange and “BBRY” on the NASDAQ. For more information, visit www.blackberry.com.
BlackBerry Media Relations
(519) 888-7465 x77273
mediarelations@BlackBerry.com
###
Forward-looking statements in this news release are made pursuant to the "safe harbor" provisions of the U.S. Private Securities Litigation Reform Act of 1995 and applicable Canadian securities laws. When used herein, words such as "expect", "anticipate", "estimate", "may", "will", "should", "intend", "believe", and similar expressions, are intended to identify forward-looking statements. Forward-looking statements are based on estimates and assumptions made by BlackBerry Limited in light of its experience and its perception of historical trends, current conditions and expected future developments, as well as other factors that BlackBerry believes are appropriate in the circumstances. Many factors could cause BlackBerry's actual results, performance or achievements to differ materially from those expressed or implied by the forward-looking statements, including those described in the "Risk Factors" section of BlackBerry's Annual Information Form, which is included in its Annual Report on Form 40-F (copies of which filings may be obtained at www.sedar.com or www.sec.gov). These factors should be considered carefully, and readers should not place undue reliance on BlackBerry's forward-looking statements. BlackBerry has no intention and undertakes no obligation to update or revise any forward-looking statements, whether as a result of new information, future events or otherwise, except as required by law.
BlackBerry and related trademarks, names and logos are the property of BlackBerry Limited and are registered and/or used in the U.S. and countries around the world. All other marks are the property of their respective owners. BlackBerry is not responsible for any third-party products or services.

SIGNATURES

Pursuant to the requirement of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

BlackBerry Limited
(Registrant)
Date:	June 3, 2015	By:	/s/ James Yersh
(Signature)
James Yersh Chief Financial Officer